SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐            No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina S.A. Summary of the Resolutions approved in the second part of the General Ordinary Shareholders Meeting on April 23, 2013 adjourned to May 21, 2013

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved in the second part of the General Ordinary

Shareholders Meeting on April 23, 2013 adjourned to May 21, 2013

The following resolutions were adopted by the Shareholders in the second part of the General Ordinary Shareholders meeting considering the third point of the meeting agenda:

3) Analysis of the allocation of Retained Earnings as of December 31, 2012 (P$ 3,055 million). The Board of Directors proposes the allocation of: (i) P$ 153 million to the Legal Reserve; (ii) P$ 351 million to ‘Special Reserve for the adoption of IFRS/NIIF’ (CNV Resolution N° 609/12); (iii) P$ 1,000 million to ‘Reserve for Future Cash Dividends’; (iv) P$ 1,200 million to ‘Voluntary Reserve for Future Capital Operations’; (v) P$ 351 million to ‘Voluntary Reserve for Future Investments’. Delegation of powers to the Board of Directors to determine the allocation of the Reserve for Future Cash Dividends and the Voluntary Reserve for Future Capital Operations for their specific purposes.

The Shareholders’ Meeting approved the following allocation of Retained Earnings as of December 31, 2012:

Millions of Pesos
Retained Earnings as of December 31, 2012	3,055
To Legal Reserve	(153)
To Special Reserve for the adoption of IFRS/NIIF (CNV Resolution N° 609/12)	(351)
To Reserve for Future Cash Dividends	(1,000)
To Voluntary Reserve for Future Capital Operations	(1,200)
To Voluntary Reserve for Future Investments	(351)
To New Fiscal Year	—

Additionally, it was resolved to delegate to the Board of Directors the power to determine the withdrawal and distribution to Shareholders of the Reserve for Future Cash Dividends on one or more occasions.

Moreover, the Board of Directors was authorized to determine the total or partial allocation of the Voluntary Reserve for Future Capital Operations for the specific purpose that was created, allowing the Board of Directors to perform Capital Operations whenever it is considered appropriate, and to approve the terms and conditions of such Capital Operations.

These resolutions were passed by the majority of computable votes.

The Shareholders’ Meeting was attended by Maria Ines Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange.

Mr. Enrique Garrido

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date: May 21, 2013	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman